FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) __________

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-10410, 333-14100 and 333-110804) and registration statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08100, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) and to be a part thereof from the date on which this report is furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. Diageo was formed by a merger (the ‘Merger’) of Guinness PLC and Grand Metropolitan Public Limited Company, which became effective on 17 December 1997. As used herein, except as the context otherwise requires, the term the ‘Guinness Group’ refers to the former Guinness PLC and its consolidated subsidiaries, the term ‘GrandMet PLC’ refers to Grand Metropolitan Public Limited Company, the term ‘GrandMet’ refers to GrandMet PLC and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this Form 6-K, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the euro or € are to the euro currency. For the convenience of the reader, this Form 6-K contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2003 of £1 = $1.78. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which is the group’s primary reporting framework. Unless otherwise indicated all financial information contained in this document has been prepared in accordance with UK GAAP. Under UK GAAP, the Merger has been accounted for using merger accounting principles and the results of operations and financial position of Diageo reflect the historical UK GAAP results and financial position of the Guinness Group and GrandMet on a combined basis as though the group had always been one. Under generally accepted accounting principles in the United States (US GAAP), the Merger has been accounted for as an acquisition of the Guinness Group by GrandMet in a purchase transaction on 17 December 1997.

The operating and financial review, UK GAAP selected consolidated financial data and UK GAAP financial information included in this Form 6-K for the six months ended 31 December 2003 and 31 December 2002 have been derived from the published Diageo interim statement. In addition, this Form 6-K contains separate financial information of the group under US GAAP and details of the principal differences between UK and US GAAP relevant to Diageo.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated costs savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	developments in the Hakki versus Zima Company et al, Kreft versus Zima Company et al, Wilson versus Zima Company et al litigation and any similar proceedings;

•	changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing and promotional expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2003 filed with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s Annual Report on Form 20-F for the year ended 30 June 2003.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data for Diageo for each of the six months ended 31 December 2003 and 31 December 2002, derived from the unaudited financial information presented elsewhere in this document, and the two years ended 30 June 2003 and as at the appropriate period ends. The UK GAAP and US GAAP financial data for the two years ended 30 June 2003 has been derived from Diageo’s consolidated financial statements, which have been audited by Diageo’s independent auditor. The UK GAAP data for the six months ended 31 December 2002 and the two years ended 30 June 2003 have been restated following the adoption of FRS 17 and UITF 38. In addition, the data for the six months ended 31 December 2002 has been restated for the amendment to FRS 5. The selected consolidated financial data for the six months ended 31 December 2003 and 31 December 2002 is derived from unaudited information. The unaudited consolidated interim financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2003 are not necessarily indicative of the results for the year ending 30 June 2004.

	Six months ended 31 December			Year ended 30 June
	2003	2003	2002	2003	2002
Profit and loss account data(1)(2)(11)	(unaudited)	(unaudited)	(unaudited	(unaudited	(unaudited
			and restated)	and restated)	and restated)
UK GAAP	$ million	£ million	£ million	£ million	£ million
Turnover:
Premium drinks	9,007	5,060	4,854	8,961	8,704
Discontinued operations(3)(10)	—	—	479	479	2,578

Total turnover	9,007	5,060	5,333	9,440	11,282

Operating profit before exceptional items(4)(5)
Premium drinks	2,102	1,181	1,151	1,902	1,670
Discontinued operations(3)(10)	—	—	53	53	330

Total operating profit before exceptional items	2,102	1,181	1,204	1,955	2,000
Exceptional items charged to operating profit(5)	(34)	(19)	(104)	(168)	(470)

Operating profit	2,068	1,162	1,100	1,787	1,530
Other exceptional items(5)	(34)	(19)	(1,378)	(1,318)	750
Profit/(loss) for the period	1,586	891	(459)	50	1,589
US GAAP(2)(3)(6)
Sales	8,825	4,958	5,242	9,153	10,760
Gains on disposals of businesses	4	2	19	16	1,843
Net income	1,675	941	151	434	2,554
Per share data
UK GAAP	$	pence	pence	pence	pence

Dividend per share(7)	0.19	10.6	9.9	25.6	23.8
Earnings/(loss) per share
Basic	0.52	29.3	(14.6)	1.6	48.0
Diluted	0.52	29.3	(14.6)	1.6	47.9
Earnings before exceptional items per ordinary share
Basic	0.54	30.3	28.8	47.7	42.6
Diluted	0.54	30.3	28.8	47.7	42.5
US GAAP
Basic earnings per ordinary share	0.55	30.9	4.8	13.9	77.0
Diluted earnings per ordinary share	0.55	30.9	4.8	13.9	77.0
Basic earnings per ADS	2.20	123.6	19.2	55.6	308.0
Diluted earnings per ADS	2.20	123.6	19.2	55.6	308.0

	As at 31 December			As at 30 June
	2003	2003	2002	2003	2002
Balance sheet data(1)(2)(11)	(unaudited)	(unaudited)	(unaudited	(unaudited	(unaudited
			and restated)	and restated)	and restated)
UK GAAP	$ million	£ million	£ million	£ million	£ million
Net current liabilities(8)	(37)	(21)	(326)	(1,023)	(686)
Total assets	27,277	15,324	16,061	15,188	17,545
Net borrowings(8)	8,375	4,705	5,259	4,870	5,496
Shareholders’ equity	5,326	2,992	4,188	2,801	5,029
Called up share capital(9)	1,577	886	910	897	930
US GAAP
Total assets(10)	42,280	23,753	25,491	24,071	26,153
Long term obligations(8)	6,344	3,564	3,679	3,149	3,892
Shareholders’ equity	16,718	9,392	10,298	9,344	11,316
	million	million	million	million	million
Number of ordinary shares(9)	3,064	3,064	3,144	3,100	3,215

This information should be read in conjunction with the notes on pages 5 to 8.

Notes to the selected consolidated financial data

1 New UK GAAP accounting policies The group has adopted the reporting requirements of FRS 17 – Retirement benefits in its primary financial statements from 1 July 2003. The group also complies from 1 July 2003 with the following requirements issued by the UK’s Accounting Standards Board: UITF 38 – Accounting for ESOP trusts and the amendment to FRS 5 – Reporting the substance of transactions.

FRS 17 – Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit before exceptional items for the six months ended 31 December 2002 by £42 million (year ended 30 June 2003 – £88 million; 30 June 2002 – £111 million). This charge has been offset by a decrease in exceptional charges of £18 million (year ended 30 June 2003 – £14 million; 30 June 2002 – decrease in exceptional income of £25 million), an increase in other finance income of £18 million (year ended 30 June 2003 – £36 million; 30 June 2002 – £104 million) and a decrease in the tax charge of £2 million (year ended 30 June 2003 – £nil; 30 June 2002 – £nil), giving a net increase in the loss for the period of £4 million (year ended 30 June 2003 – £38 million; 30 June 2002 – decrease in profit of £32 million). In addition, the adoption of the standard has reduced net assets at 30 June 2003 by £1,869 million (31 December 2002 – £735 million; 30 June 2002 – £730 million).

UITF 38 – Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also requires that the minimum expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the six months ended 31 December 2002 has been to increase operating profit by £6 million (year ended 30 June 2003 – £14 million; 30 June 2002 – £5 million) and increase the tax charge by £2 million (year ended 30 June 2003 – £4 million; 30 June 2002 – £1 million). In addition, in the year ended 30 June 2003 exceptional charges were reduced by £2 million. The reclassification of shares acquired by the share trust (treasury shares) from fixed assets and debtors to equity has reduced net assets by £288 million at 30 June 2003 (31 December 2002 – £301 million; 30 June 2002 – £244 million). In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’.

FRS 5 – Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £95 million in the six months ended 31 December 2002.

The UK GAAP financial information for the two years ended 30 June 2003 and the six months ended 31 December 2002 and the appropriate years ends have been restated following the adoption of FRS 17 and UITF 38. UK GAAP annual turnover has not been restated for the two years ended 30 June 2003 for the amendment to FRS 5 as the amount of the restatement has not yet been quantified. Turnover for the six months ended 31 December 2002 has been restated.

2 Seagram The results and balance sheets for the two and half years ended 31 December 2003 have been affected by the acquisition of the Seagram spirits and wine businesses on 21 December 2001.

3 Discontinued operations Included within UK GAAP, discontinued operations represent the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food businesses (Pillsbury, sold 31 October 2001). The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP.

4 Brands and goodwill amortisation Analysis of goodwill amortisation charged to UK GAAP operating profit is as follows:

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
	(unaudited)	(unaudited)
	£ million	£ million	£ million	£ million
Premium drinks	(1)	(1)	(2)	(2)
Discontinued operations	—	(2)	(2)	(10)

	(1)	(3)	(4)	(12)

Under US GAAP, the group adopted the requirements of SFAS No. 141 and SFAS No. 142 for the first time on 1 July 2001. Accordingly, from that date intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised.

5 Exceptional items An analysis of exceptional items before taxation under UK GAAP is as follows:

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
	(unaudited)	(unaudited	(unaudited	(unaudited
		and restated)	and restated)	and restated)
	£ million	£ million	£ million	£ million
Exceptional items (charged)/credited to operating profit
Continuing operations – premium drinks:
Seagram integration costs	(19)	(89)	(177)	(164)
Guinness/UDV integration costs	—	(15)	(48)	(48)
Bass distribution rights	—	—	57	—
José Cuervo settlement	—	—	—	(220)

	(19)	(104)	(168)	(432)
Discontinued operations:
Restructuring, reorganisation and other net costs	—	—	—	(21)

	(19)	(104)	(168)	(453)

Other exceptional items
Share of associates exceptional items	(11)	(15)	(21)	(41)
Losses on disposal of fixed assets	(8)	(3)	(43)	(22)
(Losses)/gains on disposal and termination of businesses	—	(1,360)	(1,254)	813

	(19)	(1,378)	(1,318)	750

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

6 Unusual items An analysis of unusual (charges)/income, excluding gains/(losses) on disposal of businesses and gains/(losses) on disposal of fixed assets, included in, and affecting the comparability of, US GAAP operating income, is as follows:

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
	(unaudited)	(unaudited)
	£ million	£ million	£ million	£ million
Seagram integration costs	(18)	(66)	(154)	(82)
Other integration and restructuring costs	—	(15)	(48)	(48)
Bass distribution rights	—	—	57	—
José Cuervo settlement	—	—	—	(194)
Derivative instruments in respect of General Mills shares	13	(60)	(4)	166
Burger King impairment charges and transaction costs	—	(685)	(750)	(135)

	(5)	(826)	(899)	(293)

7 Dividends The Diageo plc board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Diageo plc board deems relevant.

The table below sets out the amounts of interim, final and total cash dividends paid by Diageo plc on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended
		31 December		Year ended 30 June
		2003	2002	2003	2002
		(note)
		pence	pence	pence	pence
Per ordinary share	Interim	10.6	9.9	9.9	9.3
	Final	—	—	15.7	14.5

	Total	10.6	9.9	25.6	23.8

		$	$	$	$

Per ADS	Interim	0.75	0.61	0.61	0.54
	Final	—	—	1.06	0.90

	Total	0.75	0.61	1.67	1.44

Note: The interim dividend for the six months ended 31 December 2003 will be paid on 6 April 2004. Payment to US ADR holders will be made on 13 April 2004. In the table above, an exchange rate of £1 = $1.78 has been assumed. The exact cost of the payment to US ADR holders will be determined by the rate of exchange on 6 April 2004.

8 Definitions Net current liabilities is defined as current assets less current liabilities. Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments. Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

9 Share capital The called up share capital represents the number of ordinary shares in issue and includes shares issued and held in employee share trusts. During the six months ended 31 December 2003 the group repurchased for cancellation 36 million ordinary shares at a cost of £256 million (year ended 30 June 2003 – 116 million ordinary shares, cost of £852 million; 2002 – 198 million ordinary shares, cost of £1,658 million).

10 Burger King Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to disposal are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement and, on the completion of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 31 December 2003 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.2 billion. The transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

11 Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally the US dollar.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
Period end	1.78	1.61	1.65	1.52
Average rate	1.66	1.56	1.59	1.45

For the convenience of the reader, selected financial information for the six months ended 31 December 2003, has been translated into US dollars at the noon buying rate on 31 December 2003 of £1 = $1.78.

CAPITALISATION AND INDEBTEDNESS

The following table sets forth the unaudited actual capitalisation, on a UK GAAP basis, of the Diageo Group as at 31 December 2003:

31 December 2003
(unaudited)
£ million
Short term borrowings (including current portion of long term borrowings)	2,986

Long term borrowings
Due from one to five years	2,428
Due after five years	1,041

3,469

Minority interests (equity and non-equity)	491

Shareholders’ equity
Called up share capital	886
Share premium account	1,328
Own shares held reserve	(351)
Revaluation reserve	116
Capital redemption reserve	3,057
Profit and loss account	(2,044)

2,992

Total capitalisation	6,952

Notes

1.	At 31 December 2003, the group had cash at bank and liquid resources of £1,304 million and interest rate and foreign currency swaps of £446 million.

2.	At 31 December 2003, £73 million of the group’s net borrowings due within one year and £153 million of the group’s net borrowings due after more than one year were secured.

3.	At 31 December 2003, there were potential issues of approximately 4 million new ordinary shares outstanding under Diageo’s employee share option schemes.

4.	At 31 December 2003, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,063,562,925 ordinary shares were issued and fully paid, including shares issued and held in employee share trusts.

5.	There has been no material change in the capitalisation of the group since 31 December 2003.

6.	In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009. Including these guarantees, but net of the amount provided, the group has given performance guarantees and indemnities to third parties of £606 million. There has been no material change since 30 June 2003 in the group’s performance guarantees and indemnities.

OPERATING AND FINANCIAL REVIEW

Information presented

Diageo’s strategy is to focus on its branded drinks businesses with international potential. Diageo considers its brands to be important to its operations and the focus of its business strategy is to strengthen and increase international consumer appeal for its key brands. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and the combination of the group’s packaged food businesses with General Mills, Inc (General Mills) on 31 October 2001. In accordance with UK GAAP, the results of the quick service restaurants and packaged food businesses have been included within discontinued operations.

There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK GAAP to US GAAP and an explanation of the differences between UK and US GAAP is set out in the US GAAP unaudited consolidated financial information on pages F-11 to F-14 of this Form 6-K.

In addition to describing the significant factors impacting the profit and loss account compared to the prior period for the period ended 31 December 2003, additional information is also presented on the operating performance of premium drinks.

Market data information is taken from independent industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

Volume Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.

Non-GAAP measures Organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of premium drinks is discussed using these measures.

Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been discussed, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of premium drinks, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, such as the United States and Canada, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, such as the United Kingdom and Ireland, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact on the element of turnover retained by the group.

Also in the discussion of the performance of premium drinks, certain information is presented using sterling amounts on a constant currency basis. This strips out the translation effect of foreign exchange and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange translation is managed centrally and is not a factor over which local managers have any control.

During the recent past, the group has undergone a major restructuring which has resulted in the disposal of its food businesses (Pillsbury and Burger King) and its Malibu rum brand and the acquisition of the Seagram spirits and wine businesses. As a consequence, results are not comparable from period to period and require additional explanation. For this reason it is necessary to separate the effects of acquisitions and disposals on the sales and profit of brands acquired or disposed of in order to provide information on the underlying performance of individual markets.

Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of premium drinks is included below.

In order to assist the reader of the financial statements, the comparisons of the six months ended 31 December 2003 with the six months ended 31 December 2002 include tables which present the exchange, disposal, acquisition and organic components of the period on period movement for each of turnover, net sales (after deducting excise duties) and operating profit before exceptional items.

Calculation of organic movement Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in the prior period but are only included from the anniversary of the acquisition date in the current period. There have been no acquisitions of subsidiaries in the eighteen months ended 31 December 2003.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for acquisitions and disposals. The basis of calculation means that the results used to measure organic growth for a given period will be adjusted when used to measure organic growth in the subsequent period.

Operating results for the six months ended 31 December 2003 compared with the six months ended 31 December 2002

Summary consolidated profit and loss account

	Six months ended 31 December 2003			Six months ended 31 December 2002
				Before
	Before			exceptional	Exceptional
	exceptional	Exceptional		items	items	Total
	items	items	Total	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	5,060	—	5,060	5,333	—	5,333
Operating costs	(3,879)	(19)	(3,898)	(4,129)	(104)	(4,233)

Operating profit	1,181	(19)	1,162	1,204	(104)	1,100
Share of associates’ profits	273	(11)	262	266	(15)	251
Disposal of fixed assets		(8)	(8)		(3)	(3)
Sale of businesses		—	—		(1,360)	(1,360)
Finance charges	(157)	—	(157)	(196)	—	(196)

Profit/(loss) before taxation	1,297	(38)	1,259	1,274	(1,482)	(208)
Taxation	(324)	6	(318)	(324)	118	(206)

Profit/(loss) after taxation	973	(32)	941	950	(1,364)	(414)
Minority interests	(50)	—	(50)	(45)	—	(45)

Profit/(loss) for the period	923	(32)	891	905	(1,364)	(459)

Notes

(1) Exceptional items under UK GAAP represent items which, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group and, by virtue of their size or incidence, should be separately disclosed if the financial information is to properly reflect the results for the period. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

(2) The figures for the six months ended 31 December 2002 have been restated following the adoption of FRS 17, UITF 38 and the amendment to FRS 5 (see ‘New accounting Standards – United Kingdom’).

Turnover
On a reported basis, turnover decreased by £273 million (5%) from £5,333 million (of which Burger King contributed £479 million) in the six months ended 31 December 2002 to £5,060 million in the six months ended 31 December 2003. For premium drinks, turnover increased by £206 million (4%). The weakening of the US dollar was offset by the strengthening of the euro, and therefore turnover was broadly unaffected by the impact of exchange rate movements. In premium drinks, the effect of disposals and the termination of certain distribution rights reduced turnover by £72 million.

Operating costs
On a reported basis, operating costs decreased by £335 million (8%) from £4,233 million (of which Burger King costs were £426 million) in the six months ended 31 December 2002 to £3,898 million in the six months ended 31 December 2003. Operating costs for the premium drinks business increased by £91 million against the comparable period last year partly due to an increase in excise duties of £39 million and an increase in marketing of £39 million. On a reported basis, marketing investment for premium drinks increased 7% from £573 million to £612 million. Marketing investment on global priority brands grew 2% to £454 million, while marketing spend on ready to drink brands declined by £29 million.

Operating profit before exceptional items
Reported operating profit increased by £62 million from £1,100 million (of which Burger King contributed £53 million) to £1,162 million. Operating profit before exceptional items decreased by £23 million from £1,204 million to £1,181 million. Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2003 by £20 million (US dollar reduction of £38 million, euro – benefit of £28 million, other currencies – reduction of £10 million) and disposals and the termination of certain distribution rights reduced operating profit before exceptional items by £12 million.

The group currently has net transaction hedges for US dollars in place which settle in the year ending 30 June 2004 to sell £435 million of US dollars, and which settle in the year ending 30 June 2005 to sell £439 million of US dollars. Where these hedges are against sterling they are at an average rate of £1 = $1.53 for the year ending 30 June 2004 and £1 = $1.59 for the year ending 30 June 2005. The group currently has net transaction hedges for euros in place which settle in the year ending 30 June 2004 to buy £51 million of euros, and which settle in the year ending 30 June 2005 to buy £141 million of euros. Where these hedges are against sterling they are at an average rate of £1 = €1.54 for the year ending 30 June 2004 and £1 = €1.41 for the year ending 30 June 2005.

The application of FRS 17 resulted in a charge to operating profit before exceptional items for post employment plans of £54 million (2002 – £51 million). The figures for the six months ended 31 December 2002 have been restated onto a FRS 17 basis.

Exceptional operating costs
In the six month period ended 31 December 2003, £19 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (six months ended 31 December 2002 – £89 million; year ended 30 June 2003 – £177 million; year ended 30 June 2002 – £164 million). Approximately £7 million of these costs were employee related, £3 million were in respect of write-downs of assets, and the balance of £9 million included legal and professional and systems costs. The majority of these costs were incurred in North America. As a result of the amount charged to the profit and loss account in the two years ended 31 December 2003, it is anticipated that approximately 2,250 jobs will be lost of which some 2,200 had been terminated by 31 December 2003. On completion of the programme it is anticipated that some 2,500 jobs will have been lost.

In the six months ended 31 December 2002, £15 million was incurred in respect of the UDV spirits (spirits and wine) and the Guinness (beer) businesses.

Associates
The group’s share of profits of associates before exceptional items was £273 million for the period compared to £266 million for the same period last year. The 21% equity interest in General Mills contributed £153 million (2002 – £157 million). The equity interest in General Mills, in the six months ended 31 December 2003, contributed £120 million to profit after interest but before tax and exceptional items (2002 – £119 million). Diageo’s 34% equity interest in Moët Hennessy contributed £110 million to operating profit (2002 – £103 million). Exceptional charges before taxation for the six months ended 31 December 2003 for associates comprised £5 million (2002 – £10 million) for Diageo’s share of General Mills’ exceptional costs incurred on its restructuring of the acquired Pillsbury businesses and £6 million (2002 – £5 million) in respect of restructuring within Moët Hennessy.

Interest payable and other finance charges
Interest payable and other finance charges decreased from £196 million to £157 million in the six months ended 31 December 2003. The net interest charge decreased by £61 million (29%) from £207 million in the comparable prior period to £146 million in the six months ended 31 December 2003. The decrease is principally in respect of £11 million arising from the disposal of businesses, £32 million from the effect of reducing interest rates and £6 million from the beneficial impact of exchange rate movements, partly offset by the funding of share repurchases, £7 million, and dividends, £10 million. Other finance charges, principally in respect of post employment plans, amounted to a charge of £11 million in the six months ended 31 December 2003 compared with income of £11 million in the six months ended 31 December 2002. The adverse movement principally reflected the decline in the value of the assets held by the post employment plans between 30 June 2002 and 30 June 2003.

Non operating exceptional items
Non operating exceptional items before taxation in the six months ended 31 December 2003 comprised £9 million losses (2002 – losses of £4 million) in respect of the dilution of the investment in General Mills as General Mills issued additional share capital, £1 million gain on the disposal of tangible fixed assets (2002 – £1 million gain). In addition, in the six months ended 31 December 2002 there were losses on the disposal of businesses of £1,360 million, of which £1,383 million was in respect of Burger King.

Taxation
The effective rate of taxation on profit before exceptional items for the period was 25%, compared with 25.4% for the six months ended 31 December 2002. The tax rate for the six months ended 31 December 2002 has been restated from the originally reported 25% following compliance with the new accounting pronouncements for post employment plans and share trusts. The charge for the six months ended 31 December 2003 is based on an estimate of the effective tax rate for the financial year as a whole.

Profit retained
After taxation and minority interests the result for the six months ended 31 December 2003 increased by £1,350 million from a loss of £459 million to a profit of £891 million.

Premium drinks
The following discussion provides additional commentary on the trading performance of the premium drinks business compared with the equivalent period in the prior year.

In the discussion movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial statements. ‘Organic’ means the movement excluding the impact of exchange, acquisitions and disposals. In the discussion under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 10 and 11.

Comparisons are with the equivalent period in the last financial year. References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin and Smirnoff Caesar. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

Organic movement calculations

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the six months ended 31 December 2003 were as follows:

	2002
	Reported			Organic	2003	Organic
	(restated*)	Exchange	Disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
Major markets
North America	1,464	(78)	(38)	117	1,465	9
Great Britain	829	—	(8)	26	847	3
Ireland	522	41	—	(21)	542	(4)
Spain	233	23	(2)	16	270	6

	3,048	(14)	(48)	138	3,124	5
Key markets	1,136	34	48	68	1,286	6
Venture markets	670	—	(72)	52	650	9

Total premium drinks	4,854	20	(72)	258	5,060	5

Net sales (after deducting excise duties)
Major markets
North America	1,219	(62)	(34)	115	1,238	10
Great Britain	473	—	(5)	6	474	1
Ireland	350	28	—	(18)	360	(5)
Spain	175	18	(2)	12	203	6

	2,217	(16)	(41)	115	2,275	5
Key markets	884	24	31	73	1,012	8
Venture markets	527	(1)	(54)	36	508	8

Total premium drinks	3,628	7	(64)	224	3,795	6

Excise duties	1,226				1,265

Turnover	4,854				5,060

Operating profit before exceptional items
Major markets
North America	397	(25)	(7)	51	416	14
Great Britain	139	—	3	8	150	6
Ireland	83	7	—	(15)	75	(17)
Spain	60	5	—	4	69	6

	679	(13)	(4)	48	710	7
Key markets	309	(6)	1	2	306	1
Venture markets	163	(1)	(9)	12	165	8

Total premium drinks	1,151	(20)	(12)	62	1,181	6

* see notes (1) and (2)

Notes

(1)	The reported turnover and net sales (after deducting excise duties) for the six months ended 31 December 2002 have been restated following the adoption of FRS 5 – Reporting the substance of transactions, application note (G) – revenue recognition. The change reduced turnover and net sales (after deducting excise duties) by £95 million in the six months ended 31 December 2002 in respect of the following markets – £12 million for North America, £32 million for Great Britain, £nil for Ireland, £11 million for Spain, £27 million for key markets and £13 million for venture markets.

(2)	The reported operating profit before exceptional items for the six months ended 31 December 2002 has been restated following the adoption of FRS 17 – Retirement benefits and UITF 38 – Accounting for ESOP trusts. The operating profit before exceptional items has been reduced by £36 million in respect of the following markets – £16 million for North America, £5 million for Great Britain, £5 million for Ireland, £1 million for Spain, £8 million for key markets and £1 million for venture markets.

(3)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar and the euro.

(4)	Disposals include the transfer of Portugal to venture markets from key markets, and Germany to key markets from venture markets, effective 1 July 2003. This adjustment represents the differential between the incremental amounts contributed by Germany compared to the amounts contributed by Portugal in the six months ended 31 December 2002 – £62 million for turnover, £45 million for net sales (after deducting excise duties) and £8 million for operating profit before exceptional items. In addition, disposals for turnover, net sales (after deducting excise duties) and operating profit before exceptional items were principally in respect of the termination of distribution rights for Bass Ale in North America and Brown Forman agency brands in Great Britain, the disposal of Gilbey’s Green and White Whisky in India, and the partial disposal of Don Julio in Mexico.

(5)	There have been no acquisitions of subsidiaries in the last eighteen months.

(6)	In the calculation of operating profit before exceptional items, the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(7)	The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained on page 11.

Organic volume and net sales (after deducting excise duties) movement by brand

		Volume	Net sales*
	Equivalent units	movement	movement
	(million)%		%
Smirnoff	12.9	2	(1)
Johnnie Walker	6.9	9	11
Guinness	5.9	3	5
Baileys	4.3	9	11
JεB	3.5	(1)	(4)
Captain Morgan	3.1	11	26
José Cuervo	2.0	2	7
Tanqueray	1.0	4	8

Total global priority brands	39.6	5	6
Local priority brands	12.8	1	7
Category brands	14.5	2	7

Total premium drinks	66.9	3	6

* after deducting excise duties

•	On a reported basis total volume increased 2% from 65.8 million equivalent units to 66.9 million equivalent units
•	On a reported basis net sales (after deducting excise duties) increased 5% from £3,628 million to £3,795 million
•	Smirnoff volume, excluding ready to drink, was up 4% and net sales (after deducting excise duties) was up 7%
•	Captain Morgan volume, excluding ready to drink, was up 7% and net sales (after deducting excise duties) was up 10%
•	Volume growth of the global priority brands, excluding ready to drink, was 5%, compared to 3% in the six months ended 31 December 2002. Net sales (after deducting excise duties) growth of the global priority brands, excluding ready to drink, was 7%, compared to 5% in the six months ended 31 December 2002.

Review by market

				2002
		2003		Operating
		Operating	Turnover	profit*
	Turnover	profit*	(restated)	(restated)
	£ million	£ million	£ million	£ million
Major markets
North America	1,465	416	1,464	397
Great Britain	847	150	829	139
Ireland	542	75	522	83
Spain	270	69	233	60

	3,124	710	3,048	679
Key markets	1,286	306	1,136	309
Venture markets	650	165	670	163

Total premium drinks	5,060	1,181	4,854	1,151

* before exceptional items

Analysis by individual market

The figures for the six months ended 31 December 2002 have been restated as discussed in note 1 to the unaudited consolidated financial information on page F-5.

North America

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			1	3
Turnover	1,465	1,464	—	9
Net sales (after deducting excise duties)	1,238	1,219	2	10
Marketing	202	209	(3)	7
Operating profit before exceptional items	416	397	5	14

Reported performance:

Turnover was up from £1,464 million to £1,465 million in the six months ended 31 December 2003. Operating profit before exceptional items increased £19 million (5%), from £397 million in the six months ended 31 December 2002 to £416 million in the six months ended 31 December 2003.

Organic performance:

The weighted average exchange rate used to translate US dollar sales moved from £1 = $1.55 in the six months ended 31 December 2002 to £1 = $1.65 in the six months ended 31 December 2003. This weakening of the US dollar was the principal reason for a £78 million reduction in turnover arising because of exchange rate movements. In addition, the termination of distribution rights for Bass Ale in June 2003 and Cuervo 1800 in October 2002 reduced turnover in the period compared with the six months ended 31 December 2002 by £26 million and £9 million, respectively. Other disposals, including Gibson’s Whiskey in Canada, adversely affected turnover by £3 million. The turnover of brands owned or distributed throughout both periods was £117 million higher in the six months ended 31 December 2003 than the comparable six month period, as discussed within organic brand performance below.

Adverse exchange rate movements and the termination of distribution rights and disposals noted above reduced reported operating profit before exceptional items by £25 million and £7 million, respectively, compared with the six months ended 31 December 2002. However, those brands owned or distributed throughout both periods contributed £51 million more in the six months ended 31 December 2003 compared with the six months ended 31 December 2002, leading to an overall improvement of £19 million in operating profit before exceptional items.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	(1)	4
Johnnie Walker	6	10
José Cuervo	4	10
Baileys	15	18
Captain Morgan	13	31
Tanqueray	2	8
Guinness	7	7
JεB	(2)	(4)
Total global priority brands	4	10
Local priority brands	1	6
Category brands	—	24
Total	3	10

* after deducting excise duties

•	Total volume, excluding Captain Morgan Gold was up 2% and net sales (after deducting excise duties) was up 9%
•	Smirnoff volume, excluding ready to drink was down 1% and net sales (after deducting excise duties) was up 6%
•	Captain Morgan volume, excluding Captain Morgan Gold was up 8% and net sales (after deducting excise duties) was up 11%

From 1 July 2003, terms of sale were harmonised between the former UDV and Seagram brands and freight is now billed in net sales (after deducting excise duties) for all brands. The actual freight cost is captured in cost of goods sold. This resulted in approximately a 2 percentage point improvement in net sales (after deducting excise duties) versus the comparable period in the prior year.

As in previous periods, strong growth in global priority brands was the key driver of the performance in Diageo’s North America business.

Smirnoff volume excluding ready to drink declined as a result of the price increase on Smirnoff Red in a number of markets within North America. The price increase and mix improvement driven by the stronger growth of Smirnoff Twist meant that net sales (after deducting excise duties) grew 6%. Marketing investment grew 29%, with increased investment behind the re-launch of Smirnoff with new packaging and the ‘Neat’ advertising campaign aired on national cable television.

Johnnie Walker gained share with Johnnie Walker Red Label volume up 5% and net sales (after deducting excise duties) up 6% and Johnnie Walker Black Label volume up 7% and net sales (after deducting excise duties) up 12%. Marketing investment increased by 16%, mainly behind the launch costs of the new ‘Keep Walking’ advertising campaign introduced in September 2003.

Despite the competitive pricing environment, José Cuervo broadly maintained price and benefited from mix improvement as a result of the launch of Clasico and the launch of Tradicional in the fast growing super premium tequila segment. Marketing investment grew 16% behind on premise initiatives and advertising. José Cuervo is the number one tequila in North America, but has lost some share as a result of price competition.

Baileys’ growth was driven by increased display and television advertising. The successful launch in June 2003 of Baileys Minis delivered 5% of Baileys volume and contributed to an increase in share.

Tanqueray continued its improved performance and the brand grew share of the imported gin segment. Net sales (after deducting excise duties) benefited from price increases introduced in September 2003.

The main driver of Guinness’ growth was the performance of Guinness Draught in Bottles, where distribution has increased by 9 percentage points to 55% of the off premise.

Captain Morgan continues to gain share of the rum category, with net sales (after deducting excise duties) benefiting from price increases taken on Captain Morgan Parrot Bay. Excluding ready to drink, marketing investment grew by 28% mainly due to the development of a new advertising campaign.

JεB continued to decline, with both volume and net sales (after deducting excise duties) down.

Ready to drink volume, excluding the positive impact of the returns of Captain Morgan Gold in the prior period, declined 1%, mainly due to decline in Smirnoff ready to drink in Canada. Weakness in Canada has meant that Smirnoff ready to drink volume in North America declined by 2%. Volume of Smirnoff ready to drink in the United States however grew 1% due in part to the launch of Smirnoff Twisted V. Net sales (after deducting excise duties) grew by 6% reflecting the benefit of price increases. The ready to drink segment in the United States continued to decline with volume down 15% as some competitor products were withdrawn. Smirnoff ready to drink however grew share by 17 percentage points and now has 40% of the segment.

Performance of the local priority brands was mixed. Growth of Crown Royal, volume up 6%, Beaulieu Vineyard, volume up 16%, and Sterling Vineyards, volume up 27%, offset a decline in other local priority brands in North America.

The strong mix improvement in category brand performance reflects the strong performance of Cîroc vodka, since its launch in 2003, and strong premium wine sales, offset by a volume decline in other category brands.

Other business performance drivers:

•	Robust growth of the spirits category in the United States
•	Diageo’s share of spirits grew by 0.6 percentage points
•	Incremental Seagram synergy of £17 million

The spirits category continues to show robust growth with an increase of 2% versus the same period last year and Diageo continues to gain share of the total market with a share increase of 0.6 percentage points.

In September 2003 new distribution arrangements had been consolidated in 34 states plus Washington DC, representing nearly 80% of Diageo’s United States volume. To avoid disruption during the key October to December period, no additional consolidations occurred. It is expected that Diageo will consolidate the remaining open states and potentially several franchise states by June 2004.

For the next six months, the focus in respect of Next Generation Growth program (consolidation of the distribution of Diageo’s US spirits and wine, Schieffelin & Somerset and former Seagram brands into a single distributor in each state wherever possible) remains the same:

•	Continue to drive growth through better execution of retail programmes
•	Build on premise leadership while strengthening off premise selling capabilities
•	Create a shared vision for growth across Diageo and the distributors

Great Britain

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			5	5
Turnover	847	829	2	3
Net sales (after deducting excise duties)	474	473	—	1
Marketing	80	84	(5)	(5)
Operating profit before exceptional items	150	139	8	6

Reported performance:

Turnover in Great Britain was up 2% on a reported basis from £829 million in the six months ended 31 December 2002 to £847 million in the six months ended 31 December 2003. Operating profit before exceptional items was up £11 million from £139 million in the six months ended 31 December 2002 to £150 million in the six months ended 31 December 2003.

Organic performance:

Reported turnover growth of £18 million was generated by a £26 million improvement in turnover in brands owned throughout both periods (see organic brand performance below), offset by an £8 million reduction from the effect of disposals, principally the termination of distribution rights to Brown Forman agency brands in Great Britain from August 2002.

Operating profit before exceptional items was up £11 million in the six months ended 31 December 2003 compared with the six months ended 31 December 2002. There was a positive impact from disposals of £3 million because the adverse effect of the loss of the Brown Forman agency brands was more than offset by the disposal in June 2003 of Translucis UK Limited, an e-business venture which made a loss in the comparable period. The continuing brands grew operating profit before exceptional items by £8 million compared to the six months ended 31 December 2002.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	9	(7)
Guinness	(3)	(1)
Baileys	7	12
Total global priority brands	5	(1)
Local priority brands	(2)	(10)
Category brands	24	23
Total	5	1

* after deducting excise duties

•	Excluding ready to drink total volume was up 7% and net sales (after deducting excise duties) up 7%

Growth in Great Britain was driven by the strong volume performance of spirit and wine brands which offset volume decline in ready to drink and beer. Net sales (after deducting excise duties) performance has been negatively impacted by the decline in ready to drink.

Pricing pressure continues to impact the vodka category and therefore net sales (after deducting excise duties) growth lagged the strong volume performance. However, Smirnoff increased share of the growing vodka category, driven by the ‘if Smirnoff made’

advertising campaign, distribution gains and category development initiatives, such as the ‘every serve perfect programme’. In addition, a number of new distribution contracts have been agreed in the on trade.

Baileys continued to gain share of the liqueur category, but growth slowed against that achieved in previous periods. Net sales (after deducting excise duties) grew ahead of volume due to the mix improvements generated by Baileys Glide.

The volume performance of Guinness reflected decline in the on trade, partially offset by growth in the off trade. The decline in net sales (after deducting excise duties) was mitigated by a price increase taken in February 2003. An additional factor was that Guinness’ promotions in the off trade did not compete directly on price and instead leveraged occasions, such as the Rugby in November 2003, to increase share of at-home consumption. Media spend in the second half of the financial year will be significantly increased to address the decline in on trade performance.

The ready to drink segment in Great Britain continues to decline, with both volume and price under pressure. Reflecting this trend, Smirnoff ready to drink volume fell 12% and net sales (after deducting excise duties) declined 20%. However, share increased by nearly 3 percentage points.

The decline in local priority brands reflects the decline of Archers, volume down 12% and net sales (after deducting excise duties) down 27%, and Bell’s, volume down 3%. This was partially offset by volume growth of Gordon’s, up 4%. Archers’ performance continues to be disappointing with both its schnapps and ready to drink products declining. Excluding Gordon’s Edge, which was withdrawn from the market, Gordon’s volume grew 7%, reflecting the benefit of increased focus and investment in advertising. Mix improvement in Bell’s was driven by stronger pricing over the Christmas period than in the same period last year. Bell’s share of the scotch category at 25% is 6 percentage points higher than its nearest competitor.

The strong growth on category brands was largely driven by Pimm’s, volume up 34%, and Blossom Hill, volume up 59%. Blossom Hill Wines continue to outperform in the branded wine segment, as both red and white Blossom Hill blends are now the top selling wines in Great Britain.

Other business performance drivers:

•	Increased share of the spirits market
•	On trade decline
•	Retailer/pub consolidation
•	Reduced marketing due to lower level of new product launches

Diageo increased its share of the spirits category by 0.6 percentage points and Diageo brands outperformed the gin, vodka, liqueur and wine categories in the off trade over the important Christmas trading period. However as the off trade continues to grow its share of the beverage alcohol market and with the trend towards retailer and on trade consolidation, pressure on margins has increased.

Marketing investment decreased by 5% due to lower spend on new product introductions, which declined by £11 million.

Ireland

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			(6)	(6)
Turnover	542	522	4	(4)
Net sales (after deducting excise duties)	360	350	3	(5)
Marketing	43	38	13	5
Operating profit before exceptional items	75	83	(10)	(17)

Reported performance:

In Ireland, turnover increased on a reported basis, from £522 million in the six months ended 31 December 2002 to £542 million in the six months ended 31 December 2003. Operating profit before exceptional items was down from £83 million to £75 million.

Organic performance:

Although reported turnover was up £20 million, the main driver of this was the strength of the euro, which had a beneficial impact of £41 million. The weighted average exchange rate used for translation strengthened from £1 = €1.57 for the six months ended

31 December 2002 to £1 = €1.43 for the six months ended 31 December 2003. Underlying weakness in brand performance reduced turnover by £21 million.

A similar trend can be seen for operating profit before exceptional items, where the strength of the euro had a £7 million positive impact, offset by declining performance of continuing brands of £15 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Guinness	(7)	(3)
Smirnoff	(12)	(21)
Baileys	(17)	(19)
Total global priority brands	(9)	(8)
Local priority brands	(3)	(1)
Category brands	3	(4)
Total	(6)	(5)

* after deducting excise duties

The beverage alcohol market in Ireland declined by 4% in the period, impacted by uncertainty in the general economic climate. In addition, there continues to be a marked switch from on to off trade channels. The on trade declined 8% and the off trade grew 3%, which negatively impacted Diageo’s share by 1 percentage point.

The impact of the price increase introduced in March 2003 has partially offset the impact of the volume decline on net sales (after deducting excise duties).

Guinness’ share of the long alcoholic drinks segment, which had stabilised in the year ended 30 June 2003, declined 1.5 percentage points in the latest period. Net sales (after deducting excise duties) fell by 3% reflecting some benefit from price increases of 3% introduced in March 2003.

The decline in spirits and ready to drink volume reflects the impact of the excise duty increase of over 40% in spirits and nearly 100% in ready to drink in December 2002. Diageo has gained 1.7 percentage points share of spirits but has lost some share of the ready to drink market as focus has been on driving value rather than volume.

Volume of local priority brands Budweiser, Carlsberg, Harp and Smithwicks declined by 3% where Diageo has lost share to lower priced competitors in the off trade. Category brands grew by 3% principally driven by growth in agency brands. Wine volume declined by 8%, however net sales (after deducting excise duties) of wine grew by 3% as Diageo focused on value maximisation.

Other business performance drivers:

•	Implementation of a reorganisation to reduce costs and improve effectiveness
•	Investment behind the brands with marketing up in the period

In response to the further decline in the beverage alcohol market in Ireland, Diageo has taken steps to address the current operating profit pressures by the introduction of a new operating model which is more consumer focused and delivers an improved cost base. The cost of implementing this restructuring adversely impacted operating profit in the period by £11 million. Investment in marketing grew by 5% in the period as Diageo continued to invest behind the priority brands despite the overall decline in the market.

Spain

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			4	4
Turnover	270	233	16	6
Net sales (after deducting excise duties)	203	175	16	6
Marketing	44	39	13	—
Operating profit before exceptional items	69	60	15	6

Reported performance:

Spain reported turnover of £270 million in the six months ended 31 December 2003, up 16% against the £233 million reported in the prior period. Reported operating profit before exceptional items was up £9 million (15%) from £60 million in the six months ended 31 December 2002 to £69 million in the current period.

Organic performance:

Favourable exchange rate variances due to the strength of the euro positively impacted reported turnover by £23 million. There was a £2 million adverse impact from the loss of the distribution rights to Lagunilla wines in January 2003. Organic growth of brands owned throughout this and the comparable period contributed £16 million.

Operating profit before exceptional items increased £9 million from the £60 million reported for the six months ended 31 December 2002. This improvement was the result of the strong euro, £5 million, and growth of continuing brands, £4 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
JεB	1	(3)
Baileys	2	5
Johnnie Walker	15	15
Smirnoff	4	(2)
Total global priority brands	4	1
Local priority brands	14	15
Category brands	(5)	7
Total	4	6

* after deducting excise duties

The performance in Spain was driven by volume growth from global and local priority brands.

While the scotch category in Spain has shown a further marginal decline, JεB volume was up and JεB gained share. However, there has been price discounting in the category and JεB has responded. Hence net sales (after deducting excise duties) declined. The performance of JεB Twist has been disappointing and the brand has now been withdrawn from the market.

Volume of other major global priority brands in Spain, Johnnie Walker Red Label, Smirnoff and Baileys all grew. Johnnie Walker Red Label and Baileys grew share. However, Smirnoff has lost some share of the on trade channel.

Local priority brand performance was driven by the strong performance of both Cacique, where volume was up 15% and share gains continued, and Cardhu where volume was up 5%.

Category brands declined by 5% as distribution arrangements for Bell’s and Dimple were restructured.

Other business performance drivers:

•	Changing Spanish consumer drinking habits
•	Growth of the dark rum segment
•	Lower level of new product introductions led to level marketing spend

The drinking habits of the Spanish consumer are changing. There has been a reduction in on premise consumption of spirits while the dark rum segment, of which Diageo has a 43% share, is growing strongly.

Despite spending £5 million less than the prior period on JεB Twist, marketing investment was level.

Key markets

Key measures:

			Reported	Organic
	2003*	2002**	movement	movement
	£ million	£ million	%	%
Volume			6	4
Turnover	1,286	1,136	13	6
Net sales (after deducting excise duties)	1,012	884	14	8
Marketing	161	115	40	18
Operating profit before exceptional items	306	309	(1)	1

*	including Germany, excluding Portugal

**	including Portugal, excluding Germany

Reported performance:

Reported turnover in the six months ended 31 December 2003 was £1,286 million, up 13% on the prior period figure of £1,136 million. Operating profit before exceptional items was down 1% at £306 million for the six months ended 31 December 2003.

Organic performance:

Turnover in key markets was up £150 million compared with the six months ended 31 December 2002. There were favourable exchange gains of £34 million, principally on the euro and the Australian dollar, and a £68 million improvement in the performance of brands owned throughout this and the comparable period. In addition, Germany has been transferred into key markets from venture markets, and Portugal has been transferred out of key markets into venture markets. This change has had a beneficial impact of £62 million on key markets’ turnover. The sale of 50% of Don Julio in January 2003 (which has since been accounted for as an associate) has negatively impacted turnover by £14 million.

There has been a £3 million decline in operating profit before exceptional items. This was due to unfavourable exchange rate movements of £6 million, (including exchange controls imposed against the Venezuelan bolivar) and the Don Julio disposal of £7 million, offset by the beneficial impact of replacing Portugal with Germany in the key markets’ structure of £8 million, and organic improvement of the brands, £2 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	11	12
Guinness	14	18
JεB	(10)	(8)
Smirnoff	3	(1)
Baileys	8	9
Total global priority brands	6	8
Local priority brands	3	22
Category brands	(1)	(2)
Total	4	8

* after deducting excise duties

The strong performance of the global priority brands in key markets was driven by Guinness in Africa, growth in Johnnie Walker Red Label in Latin America and Australia, and growth in Johnnie Walker Black Label in Global Duty Free, Taiwan and Thailand.

The performance of local priority brands benefited from bringing the distribution of Dimple in-house in South Korea. There were no sales of Dimple in the prior period as distribution arrangements for the brand were restructured. Local priority brand volume excluding Dimple was level. Strong performances of Malta Guinness in Africa, volume up 22%, and Bundaberg in Australia, volume up 12%, offset declines of Windsor Premier in South Korea and of premium lager brands in Kenya.

Category brand volume was down 1%, as the decline of VAT 69 was partially offset by the performance of brands such as Cacique in Venezuela.

Ready to drink volume grew 4%, with strong performance in Australia and the continuing benefit of the launch of Smirnoff ready to drink in May 2003 in France offset weakness in Germany and Southern Africa.

Net sales (after deducting excise duties) grew 8% reflecting price increases achieved on Guinness and Malta Guinness in Africa. Marketing investment increased 18% driven by investment in Australia behind Bundaberg’s sponsorship of the Rugby World Cup, the reintroduction of Dimple in South Korea, Guinness in Africa and ready to drink launches in Japan and France.

Other business performance drivers:

•	Strong performance in Africa
•	Improved performance in Latin America
•	Strong volume growth in Australia
•	Weakening scotch market in South Korea
•	Weakening trading environment in Western Europe

Overall volume in Africa grew 5% with Guinness volume up 15%. The key drivers of the strong performance were the growth of Guinness in Nigeria where it has held share in the growing beer market, Malta Guinness, with volume up 22% across the region, and Johnnie Walker, volume up 8% as the brand benefited from the group’s ‘everyday heroes’ advertising being tailored for the African market. The volume of premium lager brands in Kenya declined 15% as the worsening economic situation there has led to a decline in the alcohol market. Net sales (after deducting excise duties) grew 13% due to price increases being achieved in Ghana and Kenya, together with market mix benefits as a greater proportion of Guinness was sold in Nigeria. Marketing investment grew by 16% with greater investment in Ghana behind the launch of Guinness Extra Smooth, the Guinness brand in Nigeria and Cameroon, and Johnnie Walker. Additional production capacity was installed in December in Ghana and there are plans to create additional capacity in Nigeria to take advantage of the strong beer market there. Route-to-market initiatives already implemented to drive distribution of Malta Guinness in Cameroon are now being rolled out in Nigeria.

Volume in Latin America grew 9% and overall profitability increased as the region benefited from more stable foreign exchange rates. Against this improved economic environment, Johnnie Walker Red Label volume was up 28% in Brazil, Paraguay and Uruguay. The brand gained share and now has a 50% share of the standard scotch segment in these markets. In Venezuela, volume grew by 28% driven by Cacique, Johnnie Walker Black label and Buchanan’s. Marketing investment across Latin America grew by 34% as marketing investment in the region is rebuilt.

Volume in South Korea grew by 1% benefiting from sales of Dimple. Lack of promotional activity on Dimple in the prior period as distribution was restructured had a negative impact on volume. Increased marketing investment, new packaging and route to market initiatives are being implemented to address the position. The whisky category in South Korea declined by 18%, impacted by weak economic conditions. However, volume of Windsor Premier, the leading scotch whisky, declined by only 8% and therefore share improved.

In Asia, volume in Taiwan grew 37% due to the Chinese New Year falling earlier in the year and buying ahead of a price increase implemented in January 2004. Volume in Thailand grew 8%, however the market there is very price competitive and net sales (after deducting excise duties) declined by 6%. Volume in Japan declined by 9% as growth in Smirnoff, excluding ready to drink volume, up 4%, was offset by a decline in Johnnie Walker volume, down 8%. The scotch category declined by 13% and therefore Johnnie Walker gained some share. Smirnoff ready to drink volume was negatively impacted by the stock build ahead of the launch in May 2003, however distribution continues to build.

Volume in Global Duty Free grew 5% with growth in Johnnie Walker, Smirnoff and Baileys. The Diageo Global Duty Free business benefited from a number of programmes, including improved retail stores formats and initiatives to drive growth in the premium sector.

In Australia, Diageo grew share in a flat spirits segment by 3 percentage points as volume grew 7%. Johnnie Walker Red Label grew share with volume up 12%. Baileys volume grew 32%. Bundaberg Rum’s sponsorship of the Rugby World Cup created extensive exposure for the brand and volume grew 12%. The ready to drink segment grew 14% and Diageo increased share to 32%.

In the Western European key markets, the economic environment has made trading challenging. Volume in France declined 6% as the continuing weakness of the beverage alcohol market there offset the benefit of the launch of Smirnoff ready to drink in May 2003. Volume in Germany fell 18%, mainly due to the steep decline in sales of Smirnoff ready to drink where volume declined 48%. The ready to drink segment in Germany has been negatively impacted by the growth of aggressively discounted own label and secondary ready to drink brands. Volume in Greece grew 3% and share was maintained. Volume excluding ready to drink grew 4% driven by Johnnie Walker, which grew share with volume up 7%. Diageo grew share of ready to drink but volume declined 23% as the segment was impacted in part by lower levels of tourism.

Venture markets

Key measures:

			Reported	Organic
	2003*	2002**	movement	movement
	£ million	£ million	%	%
Volume			(3)	6
Turnover	650	670	(3)	9
Net sales (after deducting excise duties)	508	527	(4)	8
Marketing	82	88	(7)	12
Operating profit before exceptional items	165	163	1	8

*	including Portugal, excluding Germany

**	including Germany, excluding Portugal

Reported performance:

Reported turnover was £650 million in the six months ended 31 December 2003, down 3% from £670 million in the prior period. Operating profit before exceptional items improved by 1%, £2 million, to £165 million in the six months ended 31 December 2003.

Organic performance:

The main factor in the fall in venture markets’ turnover in the six months ended 31 December 2003 was the transfer of Germany out of venture markets into key markets, to be replaced with Portugal. This reduced turnover by £62 million. The disposals of Gilbey’s Green and White Whisky in India (December 2002) and Fernet Branca wines in Switzerland (December 2002) reduced turnover by £10 million. However, strong organic performance of the brands, up £52 million, meant that overall, venture markets’ turnover was only down £20 million, after the impact of the Germany/Portugal transfer.

The £2 million increase in operating profit before exceptional items was the result of improved performances in the underlying brands of £12 million in the six months ended 31 December 2003 compared with the prior period partly offset by £8 million arising on the Germany/Portugal transfer, adverse exchange rate movements of £1 million and disposals of £1 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	8	10
Smirnoff	11	9
Guinness	2	8
Baileys	10	7
JεB	2	2
Total global priority brands	7	8
Local priority brands	(24)	6
Category brands	5	6
Total	6	8

* after deducting excise duties

Venture market’s volume growth reflected the continued strong performance of global priority brands and improved performance of category brands.

Johnnie Walker volume grew 8%. Johnnie Walker Black Label and Super Deluxe volume was up 4% and Johnnie Walker Red Label grew 10% driven by strong performances in the Middle East, India, Russia and Latin American venture markets.

Smirnoff growth was led by the strong performance in the Middle East and Latin American venture markets. Poland, the largest Smirnoff venture market, grew volume against a low prior period comparative when there were limited sales in the first quarter ahead of a reduction in duty in September 2002.

Guinness volume increased by 2%. Malaysia continues to deliver strong growth behind the launch of a new can format and increased sales focus. There was also some benefit due to the earlier timing of the Chinese New Year. Performance in Indonesia continues to be impacted by political and economic instability. Price increases introduced in Malaysia and Jamaica delivered mix benefits.

Baileys volume grew by 10%, driven by investment behind visibility and rate of sale campaigns in the venture markets of Chile, Peru and Puerto Rico.

Volume of Red Stripe in Jamaica, venture markets’ local priority brand, was down 24%. Volume has been impacted by worsening economic conditions and the price and duty increases that took place in the second half of the last financial year, although the volume decline lessened through the period.

The improvement in category brand volume performance was driven by strong growth of Tiger and Heineken beers in Malaysia, wines in Argentina, rums in Chile and secondary scotches in the Latin American and Caribbean markets.

Overall ready to drink volume declined by 13% versus the comparative period in the prior year. Smirnoff ready to drink volume growth of 10%, which was mainly due to the benefit of new market launches in 2003, was offset by a decline in Gilbey’s Island Punch in the Philippines which was discontinued in January 2004. Switzerland and Norway increased taxes on ready to drink products in early 2004.

Marketing investment was up 12% mainly behind Johnnie Walker, Guinness and ready to drink launches in Italy, Nordics, Caribbean and Latin America.

Other business performance drivers:

•	Strong growth in the Middle East, Asia and Latin America
•	Mixed performance across Europe

Middle East markets performed strongly as a result of good performance across the brands with volume up 19%, benefiting from the growth of global priority brands particularly in the Lebanon.

In the venture markets across Asia, overall volume grew by 5%. In India, the sale of the Gilbey’s Green and White whisky in December 2002 has resulted in increased focus on the global priority brands. Parts of the region such as Malaysia, Singapore and China are seeing recovery post SARS, though the potential for further outbreaks remains a concern and trading in the Philippines and Indonesia remains challenging.

In European venture markets, the Nordics have performed strongly and have been bolstered by tax cuts in Denmark in October. Elsewhere the weakening economic environment has impacted performance.

In Latin America and Caribbean markets, volume grew by 25% with growth across the brands, in particular Baileys and category brands. The political and economic climate in the region is still volatile, however the United States economic recovery should have a positive impact in the months to come.

Liquidity and capital resources

Cash flow
A summary of the cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2003 compared to the six months ended 31 December 2002 is as follows:

	Six months ended
	31 December
	2003	2002
		(restated)
	£ million	£ million
Operating profit	1,162	1,100
Exceptional operating costs	19	104
Restructuring and integration payments	(52)	(99)
Depreciation and amortisation charge	110	138
Increase in working capital	(321)	(540)
Other items	53	51

Net cash from operating activities	971	754
Interest and dividends paid to equity minority interests	(162)	(212)
Dividends received from associates	90	30
Taxation	(179)	(15)
Net purchase of investments	(5)	(16)
Net capital expenditure	(95)	(178)

Free cash flow	620	363
Acquisitions and disposals	(8)	694
Equity dividends paid	(480)	(459)
Issue of share capital	1	1
Net purchase of own shares for share trusts	(16)	(62)
Own shares purchased for cancellation	(256)	(552)
Exchange adjustments	295	241
Non-cash items	9	11

Decrease in net borrowings	165	237

The primary sources of the group’s liquidity have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund share repurchases, to pay interest, dividends and taxes and to fund capital expenditure.

Free cash flow
Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the company covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. The management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Free cash inflow generated was £620 million, compared with £363 million in the prior period (restated following the adoption of UITF 38, whereby shares purchased and sold by the share trusts no longer form part of capital expenditure and financial investment). Cash inflow from operating activities was £971 million compared with £754 million in the comparable period. Discontinued operations contributed £76 million to net cash from operating activities in the six months ended 31 December 2002. Operating cash flow was after £52 million (2002 – £99 million) of restructuring and integration payments and a £321 million (2002 – £540 million) increase in working capital mainly due to seasonal factors. The improvement in working capital of £219 million, against the same period last year largely arose following improvements in the collection of receivables in Great Britain. Tax payments increased by £164 million as refunds from the US and UK tax authorities were received in the six months ended 31 December 2002.

In the six months ended 31 December 2002, sale of businesses generated £803 million of which £664 million arose from the disposal of Burger King and $89 million (£58 million) from the call option agreements granted to General Mills over 29 million of General Mills’ ordinary shares held by Diageo. Purchases of businesses in the six months ended 31 December 2002, cost £109 million of which £95 million was in respect of additional payments in respect of the Seagram spirits and wine businesses, £8 million in respect of acquisitions by Burger King and £6 million for the purchase of minority interests.

Capital repayments. The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure so as to reduce the cost of capital, while maintaining prudent financial ratios. See ‘Risk management’ in Diageo’s 2003 Annual Report on Form 20-F.

In the six months ended 31 December 2003, the company acquired, and subsequently cancelled 36 million ordinary shares (2002 – 71 million) for a consideration including expenses of £256 million (2002 – £552 million). The group continues to review its capital structure and will continue to conduct share buy-backs when appropriate.

Borrowings. Since 1 July 2003, it has been the group’s policy to limit the proportion of borrowings maturing within one year to 50% of gross borrowings less money market deposits, and to maintain the level of commercial paper at 30% of gross borrowings less money market deposits. Diageo will transition to this policy during the year ending 30 June 2004.

The group’s net borrowings comprise the following:

As at 31
December
2003
£ million
Borrowings due within one year (including overdrafts of £137 million)	(2,986)
Borrowings due between one and three years	(1,255)
Borrowings due between three and five years	(1,173)
Borrowings due after more than five years	(1,041)
Offset by:
Cash at bank and liquid resources	1,304
Interest rate and foreign currency swaps	446

(4,705)

The group’s net borrowings (after the impact of foreign currency swaps) and cash at bank and liquid resources (liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours to avoid an interest penalty) at 31 December 2003 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings after the impact of foreign currency swaps	(6,009)	79	(11)	25	7
Cash at bank and liquid resources	1,304	62	10	9	19

The effective interest rate for the six months ended 31 December 2003, based on average net borrowings and interest charge, excluding the group’s share of associates interest was 4.6%.

The following table summarises the group’s borrowings, excluding overdrafts and interest rate and foreign currency swaps.

As at 31
December
2003
£ million
Global bonds	(2,926)
Yankee bonds	(336)
Zero coupon bonds	(681)
Guaranteed notes	(334)
Preferred capital securities	(419)
Medium term notes	(891)
Commercial paper	(436)
Others	(295)

(6,318)

During the six months ended 31 December 2003 the group borrowed €300 million (£209 million) in the form of a medium term note that matures in 2006, $500 million (£289 million) in the form of a global bond that matures in 2006 and €500 million (£351 million) in the form of a medium term note that matures in 2009. These proceeds have been used in the ongoing cash management and funding activities of the group.

The £165 million decrease in net borrowings from 30 June 2003 to 31 December 2003 includes free cash inflow of £620 million noted above and benefits from favourable exchange rate movements of £295 million less decreases due to dividends paid of £480 million and the repurchase of shares of £272 million.

At 31 December 2003, the group had available undrawn committed bank facilities of £1,816 million. Of the facilities, £1,089 million expire in the period up to May 2004 and £727 million expire in the period up to May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of profits of associates to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Off-balance sheet arrangements
In connection with the disposal of businesses, the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. Diageo has guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. The primary covenants under the guarantee are pari passu ranking and negative pledge. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed $200 million (£112 million) of International Multifoods Corporation’s debt repayable in 2009.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£56 million). Vivendi has indemnified the group against any losses relating to these arrangements.

The above guarantees are unrelated to the ongoing operations of the group’s premium drinks business.

At 30 June 2003, the group had minimum payments due under operating leases of £416 million (£57 million due in the year ending 30 June 2004). At 30 June 2003, the group had purchase obligations of £1,970 million of which £594 million were due in the year ending 30 June 2004.

At 31 December 2003, the group had unrecognised gains and losses of £290 million and £165 million, respectively, in respect of financial instruments.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operation, liquidity, capital expenditure or capital resources.

NEW ACCOUNTING STANDARDS

United Kingdom

The group has adopted the reporting requirements of FRS 17 – Retirement benefits in its primary financial statements from 1 July 2003. In prior years, the group complied with the transitional disclosure requirements of the standard. The financial information included in this Form 6-K also complies with the following requirements issued by the UK’s Accounting Standards Board: UITF 38 – Accounting for ESOP trusts and the amendment to FRS 5 – Reporting the substance of transactions.

FRS 17 – Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit before exceptional items for the six months ended 31 December 2002 by £42 million (year ended 30 June 2003 – £88 million; 30 June 2002 – £111 million). This charge has been offset by a decrease in exceptional charges of £18 million (year ended 30 June 2003 – £14 million; 30 June 2002 – decrease in exceptional income of £25 million), an increase in other finance income of £18 million (year ended 30 June 2003 – £36 million; 30 June 2002 – £104 million) and a decrease in the tax charge of £2 million (year ended 30 June 2003 – £nil; 30 June 2002 – £nil), giving a net increase in the loss for the period of £4 million (year ended 30 June 2003 – £38 million; 30 June 2002 – decrease in profit of £32 million). In addition, the adoption of the standard has reduced net assets at 30 June 2003 by £1,869 million (31 December 2002 – £735 million; 30 June 2002 – £730 million).

At 31 January 2004 Diageo’s deficit before taxation for all post employment plans, as calculated under FRS 17, was estimated at approximately £1.1 billion (30 June 2003 – £1.4 billion). This improvement in the level of the deficit reflects the partial recovery in equity markets subsequent to 30 June 2003. However, changes in the valuation subsequent to 30 June 2003 are not included in the balance sheet until 30 June 2004.

UITF 38 – Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also requires that the minimum expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the six months ended 31 December 2002 has been to increase operating profit by £6 million (year ended 30 June 2003 – £14 million; 30 June 2002 – £5 million) and increase the tax charge by £2 million (year ended 30 June 2003 – £4 million; 30 June 2002 – £1 million). In addition, in the year ended 30 June 2003 exceptional charges were reduced by £2 million. The reclassification of shares acquired by the share trust (treasury shares) from fixed assets and debtors to equity has reduced net assets by £288 million at 30 June 2003 (31 December 2002 – £301 million; 30 June 2002 – £244 million). In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’.

FRS 5 – Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £95 million in the six months ended 31 December 2002.

The UK GAAP financial information for the two years ended 30 June 2003 and the six months ended 31 December 2002 and the appropriate years ends have been restated following the adoption of FRS 17 and UITF 38. UK GAAP annual turnover has not been restated for the two years ended 30 June 2003 for the amendment to FRS 5 as the amount of the restatement has not yet been quantified. The turnover for the six months to 31 December 2002 has been restated.

United States

In November 2002, the Financial Accounting Standards Board (FASB) issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation provides guidance on the guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The accounting guidelines are applicable to guarantees issued or amended after 31 December 2002 and require that a liability, at inception, be recorded for the fair value of such guarantees in the balance sheet. Subsequent to 31 December 2002 Diageo has not entered into or modified any guarantees.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. The group has carried out a review of its financial instruments and determined that none exist that require reclassification in the group’s consolidated balance sheet.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN46) and in December 2003 a revised interpretation was issued (FIN46R) which clarified certain provisions of FIN46 and provided for further scope exemptions. FIN46R requires variable interest entities to be consolidated by the party that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns or both (the primary beneficiary). A variable interest entity (VIE) has one or more of the following characteristics: (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided; (2) the equity holders lack abilities (through voting rights or otherwise) to make decisions about an entity’s activities; or (3) the equity holders lack the obligation to absorb the expected losses of the entity or lack the right to receive the expected residual returns of the entity.

Diageo will be required to fully comply with FIN46R in the group’s financial statements for the year ending 30 June 2004.

The group is a partner with subsidiaries of LVMH Moët Hennessy Louis Vuitton S.A. (LVMH) in Schieffelin & Somerset Co, a partnership which markets, distributes and sells, throughout the United States, certain premium and agency brands of Moët Hennessy and the group. The group is currently evaluating whether the partnership is a VIE and if so, whether the group is the primary beneficiary. The group’s maximum exposure to loss is limited to the loss arising on the marketing, distribution and sales of the group’s brands after an allocation of the indirect costs of the partnership. For the year ended 31 December 2002, the partnership reported net sales, operating income and total assets of $1,104 million, $80 million and $266 million, respectively.

The group has a number of other similar joint arrangements with LVMH in France and the Far East, all involved in the marketing, distributing and selling of alcoholic beverages. The group is currently evaluating whether these are VIEs and if so, whether the group is the primary beneficiary. These arrangements are all generally profitable and no losses are envisaged. The group’s maximum exposure to loss is limited to the loss arising on the marketing, distribution and sales of the group’s brands after an indirect allocation of the indirect costs of the entities.

The group has an agreement with Destilería Serrallés, Inc. (Serrallés) whereby Serrallés produces and sells rum maturates to the group. Either party may terminate the agreement after a minimum of 10 years but giving 3 years minimum notice to the other party. The group is currently evaluating whether Serrallés is a VIE and if so, whether the group is the primary beneficiary. The group has no exposure to loss other than already provided in the group’s consolidated financial statements.

The group has an agreement with Tequila Cuervo La Rojena, S.A. de C.V. and Casa Cuervo, S.A. de C.V. (collectively ‘Cuervo’) whereby the group was appointed the exclusive distributor of José Cuervo products in the United States. The term of the contract extends to 30 June 2013. Cuervo is involved in the production and sale, importation, exportation, distribution, licensing, manufacturing and bottling of tequila and other alcoholic and non-alcoholic beverages. The group is currently evaluating whether Cuervo is a VIE and if so, whether the group is the primary beneficiary.

On 13 December 2002, the group completed the legal disposal of Burger King, a leading company in the worldwide quick service restaurant industry. In connection with the disposal, the group agreed to guarantee a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries. As part of the proceeds from the sale, the group received a subordinated debt instrument in an original principal amount of $213 million. The group is currently evaluating whether Burger King is a VIE and if so, whether the group is the primary beneficiary. The group’s maximum exposure to loss is limited to the $850 million guarantee and the $213 million debt instrument (together with any amount of rolled up interest). In the US GAAP consolidated balance sheet, Diageo included the total assets and total liabilities within ‘other long term assets’ and ‘other long term liabilities’ which at 31 December 2003 were each £1.2 billion.

The group is continuing its assessment of whether or not it is required to consolidate variable interest entities in terms of FIN46R. However, at this time, it has not identified other VIEs for which it believes consolidation or disclosure is reasonably possible.

RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

Diageo’s consolidated financial statements have been prepared in accordance with UK GAAP, which is the group’s primary reporting framework. Reconciliations between UK and US GAAP are set out in the consolidated financial information and this section explains the principal differences.

	Six months ended 31 December

	2003	2002
	£ million	£ million
Turnover – UK GAAP	5,060	5,333
– US GAAP	4,958	5,242
Effect on net income of significant differences between UK and US GAAP:
Net income/(loss) in accordance with UK GAAP	891	(459)
Adjustments to conform with US GAAP:
Inventories	(22)	(30)
Pension and other post employment benefits	7	42
Derivative instruments in respect of General Mills shares	13	(60)
Other derivative instruments	72	(57)
Burger King impairment charges and transaction costs	—	698
Other items	(2)	17
Deferred taxation	(18)	—

Net income in accordance with US GAAP	941	151

Turnover
UK GAAP turnover (sales in US terminology) for the six months ended 31 December 2003 was £102 million (2002 – £91 million) higher than turnover under US GAAP, as the accounting treatment of joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements are accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements is not included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover.

Net income
The significant reconciling items in net income are as follows:

Inventories The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP compared to UK GAAP. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties. In the six months ended 31 December 2003 £22 million (2002 – £30 million) of the fair value increase was realised.

Pension and other post employment benefits Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is part of the group’s consolidated net assets.

Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the year) and the expected return on assets for the year (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year end those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

In the six months ended 31 December 2003 under UK GAAP, the charge for post employment costs before taxation was £62 million (2002 – £33 million) compared to a charge of £55 million (2002 – credit of £9 million) under US GAAP.

Derivative instruments in respect of General Mills’ shares Under UK GAAP, the contingent value right, received in connection with the disposal of Pillsbury, was treated as a contingent asset and was therefore not recognised until the realisation of the contingent asset became virtually certain. As a consequence it was accounted for in the consolidated profit and loss account in the six months ended 30 June 2003. Also, under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company has been deferred in the balance sheet pending exercise or lapse of the options. Under US GAAP, the contingent value right and the option premium represent derivatives and were accordingly held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income. The group received cash in settlement of the contingent value right on 1 May 2003.

Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP which defers the effect on net income from gains and losses arising from changes in their fair value to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

In the six months ended 31 December 2003, under US GAAP, gains of £16 million were recognised on foreign exchange derivatives (2002 – losses of £50 million) and gains of £51 million were recognised on interest rate instruments (2002 – losses of £12 million). The period on period movements are a product of the portion of the group’s hedging instruments for which mark-to-market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments amounted to gains of £5 million (2002 – gains of £5 million).

Burger King impairment charges and transaction costs Net income for the six months ended 31 December 2002 reflects a pre tax charge in relation to the sale of Burger King of £1,383 million and £685 million under UK and US GAAP, respectively, representing £698 million of the total UK/US GAAP difference in net income for that period. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. However, a charge for impairment has been recognised rather than a loss on disposal. The charge for impairment under US GAAP was lower than the loss on disposal under UK GAAP principally because the goodwill and brands acquired on the original acquisition of the quick service restaurants business were being amortised over 40 years up to 30 June 2001 under US GAAP (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £609 million on the goodwill and brands of Burger King. Other differences arising between UK and US GAAP, principally in respect of derivative instruments, reduced the charge under US GAAP by £89 million.

Exceptional and extraordinary items Under UK GAAP, exceptional items are those that, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group and, by virtue of their size or incidence, should be separately disclosed if the financial statements are to properly reflect the results for the period. US GAAP does not have such a category. Under US GAAP, certain of these items are treated in accordance with paragraph 26 of APB 30 as a separate component of income from continuing operations, if appropriate. The group has had no extraordinary items under either UK or US GAAP for the six months ended 31 December 2003 and the six months ended 31 December 2002.

TREND INFORMATION

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2003 said:

“Diageo, focused as it is now on premium drinks, continues to deliver growth with improvement in key measures of performance in this first half. Further mix improvement combined with good volume growth has led to a 6% organic increase in both net sales (after deducting excise duties) and operating profit at a time when investment in marketing has again increased ahead of net sales growth and we have absorbed restructuring costs. Looking forward the trends that we have seen in the first half are expected to continue despite the uneven recovery in Europe, although the current exchange rate volatility will impact reported results.”

“These results also reflect our financial strength; free cash flow is up £257 million in the period, the interim dividend is up 7% and we have returned a further £256 million to shareholders.”

“Diageo is committed to creating shareholder value even in uncertain times. These results demonstrate our ability to do so.”

The above comments were made by Paul Walsh, Chief Executive of Diageo, in the Interim Announcement published on 19 February 2004.

RECENT DEVELOPMENTS

On 19 February 2004, it was announced that Jonathan Symonds, Chief Financial Officer of AstraZeneca PLC will be appointed to the Diageo board, effective 1 May 2004. He will be appointed to the audit committee, remuneration committee and the nomination committee and it is intended that upon Keith Oates’ retirement on 20 October 2004, he will be appointed chairman of the audit committee.

INDEX TO THE UNAUDITED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2003 AND 31 DECEMBER 2002

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended			Six months ended
	31 December 2003			31 December 2002
				Before
	Before			exceptional	Exceptional
	exceptional	Exceptional		items	items	Total
	items	items	Total	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Continuing operations	5,060	—	5,060	4,854	—	4,854
Discontinued operations	—	—	—	479	—	479

Total turnover	5,060	—	5,060	5,333	—	5,333
Operating costs	(3,879)	(19)	(3,898)	(4,129)	(104)	(4,233)
Operating profit

Continuing operations	1,181	(19)	1,162	1,151	(104)	1,047
Discontinued operations	—	—	—	53	—	53

Operating profit	1,181	(19)	1,162	1,204	(104)	1,100
Share of associates’ profits	273	(11)	262	266	(15)	251

	1,454	(30)	1,424	1,470	(119)	1,351
Disposal of fixed assets		(8)	(8)		(3)	(3)
Sale of businesses		—	—		(1,360)	(1,360)
Interest payable (net)	(146)	—	(146)	(207)	—	(207)
Other finance (charges)/income	(11)	—	(11)	11	—	11

Profit/(loss) before taxation	1,297	(38)	1,259	1,274	(1,482)	(208)
Taxation	(324)	6	(318)	(324)	118	(206)

Profit/(loss) after taxation	973	(32)	941	950	(1,364)	(414)
Minority interests
Equity	(34)	—	(34)	(28)	—	(28)
Non-equity	(16)	—	(16)	(17)	—	(17)

Profit/(loss) for the period	923	(32)	891	905	(1,364)	(459)
Interim dividend	(320)	—	(320)	(304)	—	(304)

Transferred to/(from) reserves	603	(32)	571	601	(1,364)	(763)

Pence per share
Basic earnings	30.3p	(1.0)p	29.3p	28.8p	(43.4)p	(14.6)p
Diluted earnings	30.3p	(1.0)p	29.3p	28.8p	(43.4)p	(14.6)p
Interim dividend	10.6p	—	10.6p	9.9p	—	9.9p
Average shares			3,043m			3,143m

UNAUDITED CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

		Six months ended
	Six months ended	31 December 2002
	31 December 2003	(restated)
	£ million	£ million
Profit/(loss) for the period – group	711	(588)
– associates	180	129

	891	(459)
Exchange adjustments – group	10	(45)
– associates	(123)	(96)
Tax (charge)/income in reserves	(7)	2

Total recognised gains and losses for the period	771	(598)

Prior year adjustment – adoption of FRS 17 and UITF 38	(1,849)

Total recognised gains and losses since the last annual report	(1,078)

The accompanying notes are an integral part of this unaudited consolidated financial information.

UNAUDITED CONSOLIDATED BALANCE SHEET

			30 June 2003		31 December 2002
	31 December 2003		(restated)		(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		4,066		4,288		4,496
Tangible assets		1,928		1,974		1,916
Investments in associates		2,882		2,915		2,810
Other investments		186		188		183

		9,062		9,365		9,405
Current assets
Stocks	2,162		2,250		2,296
Debtors	2,796		2,382		3,000
Cash at bank and liquid resources	1,304		1,191		1,360

	6,262		5,823		6,656

Creditors – due within one year
Borrowings	(2,986)		(3,563)		(3,521)
Other creditors	(3,297)		(3,283)		(3,461)

	(6,283)		(6,846)		(6,982)

Net current liabilities		(21)		(1,023)		(326)

Total assets less current liabilities		9,041		8,342		9,079
Creditors – due after one year
Borrowings	(3,469)		(2,981)		(3,463)
Other creditors	(45)		(18)		(62)

		(3,514)		(2,999)		(3,525)
Provisions for liabilities and charges		(632)		(648)		(556)

		4,895		4,695		4,998
Post employment liabilities (net of deferred tax)		(1,412)		(1,369)		(277)

Net assets		3,483		3,326		4,721

Capital and reserves
Called up share capital		886		897		910
Reserves		2,106		1,904		3,278

Shareholders’ funds		2,992		2,801		4,188
Minority interests
Equity	175		182		183
Non-equity	316		343		350

		491		525		533

		3,483		3,326		4,721

The accompanying notes are an integral part of this unaudited consolidated financial information.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

			Six months ended
	Six months ended		31 December 2002
	31 December 2003		(restated)
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		971		754
Dividends received from associates		90		30
Returns on investments and servicing of finance
Interest paid (net)	(140)		(200)
Dividends paid to equity minority interests	(22)		(12)

		(162)		(212)
Taxation		(179)		(15)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(110)		(199)
Net purchase of investments	(5)		(16)
Sale of tangible fixed assets	15		21

		(100)		(194)
Acquisitions and disposals
Purchase of subsidiaries	(13)		(109)
Sale of subsidiaries	5		745
Sale of options in relation to associates	—		58

		(8)		694
Equity dividends paid		(480)		(459)
Management of liquid resources		(218)		237
Financing
Issue of share capital	1		1
Net purchase of own shares for share trusts	(16)		(62)
Own shares purchased for cancellation	(256)		(552)
Increase/(decrease) in loans	269		(93)

		(2)		(706)

(Decrease)/increase in cash in the period		(88)		129

UNAUDITED MOVEMENTS IN NET BORROWINGS

	Six months ended	Six months ended
	31 December 2003	31 December 2002
	£ million	£ million
(Decrease)/increase in cash in the period	(88)	129
Cash flow from change in loans	(269)	93
Change in liquid resources	218	(237)

Change in net borrowings from cash flows	(139)	(15)
Exchange adjustments	295	241
Non-cash items	9	11

Decrease in net borrowings	165	237
Net borrowings at beginning of the period	(4,870)	(5,496)

Net borrowings at end of the period	(4,705)	(5,259)

The accompanying notes are an integral part of this unaudited consolidated financial information.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

1.	New accounting policies

The group has adopted the reporting requirements of FRS 17 – Retirement benefits in its primary financial statements from 1 July 2003. In prior years, the group complied with the transitional disclosure requirements of the standard. The financial information included in this interim statement also complies with the following requirements issued by the UK’s Accounting Standards Board: UITF 38 – Accounting for ESOP trusts and the amendment to FRS 5 – Reporting the substance of transactions.

FRS 17 – Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit for the six months ended 31 December 2002 by £42 million. This charge has been offset by a decrease in exceptional charges of £18 million, an increase in other finance income of £18 million and a decrease in the tax charge of £2 million, giving a net increase in the loss for the period of £4 million. In addition, the adoption of the standard has reduced net assets at 30 June 2003 by £1,869 million (31 December 2002 – £735 million).

UITF 38 – Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also requires that the minimum expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the six months ended 31 December 2002 has been to increase operating profit by £6 million and increase the tax charge by £2 million. The reclassification of shares acquired by the share trust (treasury shares) from fixed assets and debtors to equity has reduced net assets by £288 million at 30 June 2003 (31 December 2002 – £301 million). In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’. This reclassification increases free cash flow for the six months ended 31 December 2002 by £62 million.

FRS 5 – Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £95 million in the six months ended 31 December 2002.

All appropriate primary statements and notes supporting the financial information for the six months ended 31 December 2002 have been restated.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

2.	Segmental analysis

				2002
		2003	Turnover	Operating profit
	Turnover	Operating profit	(restated)	(restated)
	£ million	£ million	£ million	£ million
Class of business:
Premium drinks	5,060	1,181	4,854	1,151
Discontinued operations	—	—	479	53

	5,060	1,181	5,333	1,204

Geographical analysis by destination:
Great Britain	847	150	872	140
Rest of Europe	1,432	275	1,422	282
North America	1,481	424	1,812	445
Asia Pacific	571	132	533	126
Latin America	293	94	314	111
Rest of World	436	106	380	100

	5,060	1,181	5,333	1,204

Operating profit is after deducting goodwill amortisation of £1 million (2002 – £3 million, of which £2 million was in respect of discontinued operations). It is before exceptional operating items of £19 million (2002 – £104 million). The geographical analysis is based on the location of the third party customers. The discontinued operations comprise quick service restaurants (Burger King).

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar – £1 = $1.65 (2002 – £1 = $1.55) and euro – £1 = €1.43 (2002 – £1 = €1.57). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.79 (2002 – £1 = $1.61) and euro – £1 = €1.42 (2002 – £1 = €1.53). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

		2002
	2003	(restated)
	£ million	£ million
Net assets by class of business:
Premium drinks	8,035	8,511
Investments in associates	2,882	2,810
Post employment liabilities (net of deferred tax)	(1,412)	(277)
Net borrowings	(4,705)	(5,259)
Tax, dividends and corporate	(1,317)	(1,064)

	3,483	4,721

Net assets by geographical area*:
Europe	3,916	4,049
North America	2,943	3,266
Asia Pacific	815	816
Latin America	118	173
Rest of World	243	207

	8,035	8,511

* excluding investments in associates, post employment liabilities, net borrowings, tax, dividends and corporate balances.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

3.	Exceptional items

			2002
	2003		(restated)
	£ million	£ million	£ million	£ million
Operating costs
Seagram integration	(19)		(89)
Guinness UDV integration	—		(15)

		(19)		(104)
Associates		(11)		(15)
Disposal of fixed assets		(8)		(3)
Sale of businesses
Continuing operations
Premium drinks brands	—		16
Discontinued operations
Burger King	—		(1,383)
The Pillsbury Company	—		7

		—		(1,360)

		(38)		(1,482)

An analysis of the movement in the Seagram integration liability in the six months ended 31 December 2003 is as follows:

		Charged to
	Liability at	profit and loss	Cash	Liability at 31
	30 June 2003	account	payments	December 2003
	£ million	£ million	£ million	£ million
Employee related	26	7	(25)	8
Distributor rationalisation	21	1	(10)	12
Lease terminations	8	—	(2)	6
Legal and professional	6	3	(2)	7
Other	5	5	(3)	7

	66	16	(42)	40

Asset write downs		3

		19

4.	Taxation

The £318 million total taxation charge for the six months ended 31 December 2003 comprises a UK tax charge of £17 million, a foreign tax charge of £251 million and tax on associates of £50 million.

5.	Note of historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit restated on an historical cost basis.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

6.	Movements in consolidated shareholders’ funds

		2002
	2003	(restated)
	£ million	£ million
Profit/(loss) for the period	891	(459)
Dividends	(320)	(304)

	571	(763)
Exchange adjustments	(113)	(141)
Tax (charge)/income in reserves	(7)	2
Share trust arrangements	(14)	(63)
New share capital issued	1	1
Purchase of own shares for cancellation	(256)	(552)
Goodwill on disposals of businesses	9	675

Net movement in shareholders’ funds	191	(841)
Shareholders’ funds at beginning of the period	2,801	5,029

Shareholders’ funds at end of the period	2,992	4,188

At 31 December 2003, £1,097 million has been charged to shareholders’ funds in respect of cumulative exchange adjustments.

7.	Net borrowings

	31 December	30 June	31 December
	2003	2003	2002
	£ million	£ million	£ million
Debt due within one year and overdrafts	(2,986)	(3,563)	(3,521)
Debt due after one year	(3,469)	(2,981)	(3,463)
Net obligations under finance leases	—	(1)	—

	(6,455)	(6,545)	(6,984)
Less: Cash at bank and liquid resources	1,304	1,191	1,360
Interest rate and foreign currency swaps	446	484	365

Net borrowings	(4,705)	(4,870)	(5,259)

8.	Stocks

		30 June	31 December
	31 December	2003	2002
	2003	(restated)	(restated)
	£ million	£ million	£ million
Raw materials and consumables	208	200	201
Work in progress	17	14	11
Maturing stocks	1,447	1,466	1,510
Finished goods and goods for resale	490	570	574

	2,162	2,250	2,296

9.	Net cash inflow from operating activities

		2002
	2003	(restated)
	£ million	£ million
Operating profit	1,162	1,100
Exceptional operating costs	19	104
Restructuring and integration payments	(52)	(99)
Depreciation and amortisation charge	110	138
Increase in working capital	(321)	(540)
Other items	53	51

Net cash from operating activities	971	754

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

10.	Contingent liabilities

(i) Guarantees. In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009.

Including these guarantees, but net of the amount provided, the group has given performance guarantees and indemnities to third parties of £606 million. There has been no material change since 30 June 2003 in the group’s performance guarantees and indemnities.

(ii) Colombian excise duties. In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the ‘Departments’) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are expected to be similar to actions that have been brought in recent years by foreign governments, including the Departments, against a number of major tobacco companies. Specifically, there have been four such actions filed against various tobacco companies. Three of the four actions have been dismissed. The fourth has yet to proceed to the stage where motions to dismiss are filed. It remains the directors’ intent that any proceedings of this kind that might be brought against Diageo will be strenuously defended.

(iii) Hakki versus Zima Company, et al and related cases. Diageo plc and Diageo North America have been named as defendants in three purported class action lawsuits. The first Hakki versus Zima, et al, was commenced against a number of alcohol beverage companies on 14 November 2003 in the Superior Court of Washington, D.C. The complaint asserts claims under the District of Columbia Consumer Protection Procedures Act (DCCPPA) and the common law of the District of Columbia that the defendants specifically targeted the US advertising and marketing of certain of their products to individuals below the 21 year old legal drinking age. The complaint alleges that ‘at least 15-20% of all alcoholic beverages sold in the United States are consumed by underage drinkers’. The complaint further alleges that profits earned by the defendants from the alleged illegal sales to underage drinkers ‘greatly exceed $1 billion per year’.

The lawsuit seeks certification as a class action on behalf of (a) parents and guardians whose funds were used by their children under 21 from 1982 to the present without their knowledge to purchase alcohol beverages marketed by the defendants, on whose behalf monetary recovery is sought and (b) the parents and guardians of all children under 21, on whose behalf the complaint requests that the Court enter an injunction prohibiting the defendants from marketing alcohol beverages to underage persons.

The prayer for relief in the complaint seeks, among other matters, (a) that defendants each disgorge to the purported class all amounts by which they have been allegedly unjustly enriched, plus costs and interest; (2) rescission of the alleged transactions whereby defendants allegedly obtained revenues from the illegal sale of alcoholic beverages to underage consumers and ordered to pay such monies to the purported class; and (3) to assess all defendants jointly and severally for all alleged actual damages sustained by the purported plaintiff class plus treble damages or $1,500 per violation, whichever is greater, punitive damages, attorneys fees, costs of suit and interest.

Since the filing of the Hakki lawsuit, two similar cases against Diageo and the other Hakki defendants have been filed. The first, Kreft versus Zima Company, et al, was brought in state court in Denver, Colorado; the second, Wilson versus Zima Company et al, was brought in state court in Charlotte, North Carolina. The allegations are largely similar to Hakki, refer to the same advertisements, and were brought by mostly the same lawyers. The same lawyers have threatened but not yet commenced a similar case in California. Diageo intends to strenuously defend all these claims.

(iv) Other. The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen. Save as disclosed above, neither Diageo nor any member of Diageo is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made for all liabilities that are probable and reliably measurable.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

11.	Basis of preparation

The interim financial information on pages F-2 to F-10 has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2003, except for the accounting policy changes set out in note 1 above. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2003 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

Diageo plc is a public limited company incorporated under the laws of England and Wales. UK GAAP differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially between UK and US GAAP for Diageo are set out below.

As described in note 1 to the unaudited consolidated financial information for the six months ended 31 December 2003 and 31 December 2002 on page F-5, the UK GAAP financial information for the six months ended 31 December 2002 has been restated following the adoption of FRS 17 – Retirement benefits, UITF 38 – Accounting for ESOP trusts and the amendment to FRS 5 – Reporting the substance of transactions from 1 July 2003. The adoption of these pronouncements did not affect the US GAAP financial information.

(a)	Brands, goodwill and other intangibles: Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives – up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives they are not amortised. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 – Goodwill and Other Intangible Assets. The standard requires that intangible assets arising on acquisitions with estimable useful lives are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill arising on a combination of businesses is tested for impairment annually in lieu of amortisation.

(b)	Accounting for the merger of the former GrandMet Group and the former Guinness Group: For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

(c)	Restructuring and integration costs: On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

(d)	Pensions and other post employment benefits: Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is part of the group’s consolidated net assets.

Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the year) and the expected return on assets for the year (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year end those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

(e)	Derivative instruments in respect of General Mills shares: Under UK GAAP, the contingent value right, received in connection with the disposal of Pillsbury, was treated as a contingent asset and was therefore not recognised until the realisation of the contingent asset became virtually certain. As a consequence it was accounted for in the consolidated profit and loss account in the six months ended 30 June 2003. Also under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company has been deferred in the balance sheet pending exercise or lapse of the options. Under US GAAP, the contingent value right and the option premium represent derivatives and were accordingly held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income. The group received cash in settlement of the contingent value right on 1 May 2003.

(f)	Other derivative instruments: The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

(g)	Disposals of businesses: Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of assets and liabilities under UK and US GAAP. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP.

On 31 October 2001, the group disposed of The Pillsbury Company and acquired an equity investment in General Mills, Inc. The gain on this disposal under US GAAP is higher than that recorded under UK GAAP, because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP. In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million). Under UK GAAP, Diageo has provided for the amounts which it could have paid to settle the potential liability or transfer it to a third party as a cost of the transaction. Under US GAAP, rather than providing for the fair value cost as under UK GAAP, Diageo has deferred that element of the gain on disposal of Pillsbury equivalent to the amount guaranteed.

Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) have been presented within continuing operations in the income statement, and on the completion date of the transaction, a charge for impairment was recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but generally reflects losses of Burger King as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, Diageo includes the total assets and total liabilities (including consideration deferred under US GAAP) within ‘other long term assets’ and ‘other long term liabilities’ which at 31 December 2003 were each £1.2 billion. Under US GAAP, the transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

(h)	Revaluation of land and buildings: UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which under US GAAP have not been reflected in the consolidated financial statements.

(i)	Employee share options: Under UK GAAP, for employee share options, compensation cost charged to the profit and loss account is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost so determined is allocated on a straight line basis to expense over the vesting period. Under US GAAP, compensation cost for fixed awards (i.e. awards under which both the exercise price and the number of shares are fixed) is the same as under UK GAAP. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

(j)	Ordinary dividends: Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.

(k)	Deferred taxation: UK GAAP requires that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has no tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill. Other minor differences are related to rolled over gains on the disposal of fixed assets

(l)	Earnings per ordinary share: Under UK GAAP and US GAAP, the calculation earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m)	Discontinued operations: UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued business are disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from sales and net income from continuing operations. Burger King has been treated as a discontinued operation under UK GAAP but included within continuing operations under US GAAP.

(n)	Turnover: UK GAAP turnover (sales in US terminology) for the six months ended 31 December 2003 was £102 million (2002 – £91 million) higher than turnover under US GAAP, principally because the accounting treatment for joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements are accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements is not included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

Effect on net income of differences between UK and US GAAP:

			Six months	Six months
			ended	ended
			31 December	31 December
			2003	2002
				(restated)
	Notes		£ million	£ million
Net income/(loss) in accordance with UK GAAP			891	(459)
Adjustments:
Goodwill and other intangibles	(a	)	(2)	(4)
Inventories	(b	)	(22)	(30)
Pensions and other post employment benefits	(d	)	7	42
Derivative instruments in respect of General Mills shares	(e	)	13	(60)
Other derivative instruments	(f	)	72	(57)
Burger King impairment charges and transaction costs	(g	)	—	698
Disposals of businesses	(g	)	2	(4)
Employee share options	(i	)	(4)	8
Other items			2	17
Deferred taxation:
– on above adjustments			(25)	—
– other	(k	)	7	—

Net income in accordance with US GAAP			941	151

Earnings per ordinary share in accordance with US GAAP	(l	)
Basic and diluted earnings per share			30.9p	4.8p
Basic and diluted earnings per American Depositary Share			123.6p	19.2p

US GAAP net income for the six months ended 31 December 2002 included £31 million (1.0p per ordinary share) in respect of the quick service restaurants business and a £685 million charge (21.8p per ordinary share) arising on the legal disposal of Burger King, including £618 million (19.7p per ordinary share) in respect of the impairment of the quick service restaurants business.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

			31 December	31 December
			2003	2002
				(restated)
	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			2,992	4,188
Adjustments:
Brands	(a	)	3,049	3,036
Goodwill	(a	)	3,472	3,617
Other intangibles	(a	)	37	40
Inventories	(b	)	156	194
Pensions and other post employment benefits	(d	)	736	477
Derivative instruments in respect of General Mills shares	(e	)	10	97
Other derivative instruments	(f	)	(25)	(51)
Investment in General Mills	(g	)	286	276
Disposals of businesses	(g	)	(76)	(85)
Revaluation of land and buildings	(h	)	(34)	(35)
Ordinary dividends	(j	)	320	307
Other differences in accounting principles			(28)	5
Deferred taxation:
– on above adjustments			(146)	(259)
– other	(k	)	(1,357)	(1,509)

Shareholders’ equity in accordance with US GAAP			9,392	10,298

US GAAP statements of income

Statements of income under US GAAP for the six months ended 31 December 2003 and 31 December 2002 are set out below:

	Six months	Six months
	ended	ended
	31 December	31 December
	2003	2002
	£ million	£ million
Sales	4,958	5,242
Cost of sales	(2,673)	(2,905)

Gross profit	2,285	2,337
Selling, general and administrative expenses	(1,126)	(1,165)
Integration and restructuring costs	(18)	(81)
Derivative instruments in respect of General Mills shares	13	(60)
Burger King impairment charges and transaction costs	—	(685)
Losses on disposal of fixed assets	(7)	(3)
Gains on disposals of businesses	2	19

Operating income	1,149	362
Earnings from unconsolidated affiliates (net of income taxes)	161	140
Interest expense	(80)	(256)
Interest income	17	70

Income before income taxes	1,247	316
Income taxes	(256)	(120)
Minority interest charges	(50)	(45)

Net income	941	151

Sales and cost of sales include £412 million (2002 – £422 million) of excise duties charged as a tax on sales, and cost of sales also includes £853 million (2002 – £804 million) of excise duties charged as production taxes.

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP summary consolidated cash flow statement

	Six months	Six months
	ended	ended
	31 December	31 December
	2003	2002
	£ million	£ million
Cash inflow from operating activities	733	546
Cash (outflow)/inflow from investing activities	(107)	827
Cash outflow from financing activities	(445)	(1,277)

Increase in cash and cash equivalents	181	96
Exchange adjustments	(46)	(20)
Cash and cash equivalents at beginning of the period under US GAAP	699	788

Cash and cash equivalents at end of the period under US GAAP	834	864
Short term investments with original maturities of more than three months	470	496

Cash at bank and liquid resources under UK GAAP at end of the period	1,304	1,360

US GAAP summary consolidated balance sheet

	31 December	31 December
	2003	2002
	£ million	£ million
Total current assets	6,014	6,575
Property, plant and equipment	1,891	1,878
Brands	7,074	7,484
Goodwill	3,112	3,285
Other intangible assets	80	85
Other long term assets	5,582	6.184

Total assets	23,753	25,491

Short term borrowings	2,943	3,480
Other current liabilities	3,248	3,422
Long term borrowings	3,564	3,679
Other long term liabilities	4,115	4,077
Minority interests	491	535
Shareholders’ equity	9,392	10,298

Total liabilities and shareholders’ equity	23,753	25,491

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Under UK GAAP (unaudited)

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
		(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million
Earnings
Income/(loss) before taxes on income, and minority interests	1,259	(208)	632	2,309
Less: Income from discontinued operations before taxes on income and minority interests	—	1,325	1,219	(588)
Less: Share of associates income other than 50% associates	(225)	(209)	(379)	(200)
Add: Dividend income receivable from associates other than 50% associates	90	30	57	76
Add: Fixed charges	222	276	577	563
Less: Preferred share dividends payable	(16)	(17)	(35)	(38)

	1,330	1,197	2,071	2,122

Fixed charges
Interest payable and other finance charges	198	254	525	515
Add: Preferred share dividends payable	16	17	35	38
Add: Share of 50% associates interest payable	—	—	—	—
Add: One third of rental expense for continuing operations	8	5	17	10

	222	276	577	563

	ratio	ratio	ratio	ratio
Ratio	6.0	4.3	3.6	3.8

Under US GAAP (unaudited)

	Six months ended
	31 December		Year ended 30 June
	2003	2002	2003	2002
	£ million	£ million	£ million	£ million
Earnings
Net income from continuing operations	941	151	434	2,554
Add: Minority interest charges	50	45	92	87
Add: Taxes on income from continuing operations	256	120	360	609
Less: Share of unconsolidated affiliates income other than 50% unconsolidated affiliates (net of income taxes)	(150)	(128)	(242)	(142)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	90	30	57	76
Add: Fixed charges	104	292	672	1,029
Less: Preferred share dividends payable	(16)	(17)	(35)	(38)

	1,275	493	1,338	4,175

Fixed charges
Interest payable	80	256	609	950
Add: Preferred share dividends payable	16	17	35	38
Add: Share of 50% unconsolidated affiliates interest payable	—	1	1	1
Add: One third of rental expense for continuing operations	8	18	27	40

	104	292	672	1,029

	ratio	ratio	ratio	ratio
Ratio	12.3	1.7	2.0	4.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

26 March 2004	/s/	NC Rose

	Name:	NC Rose
	Title:	Finance Director